Exhibit 77(d)

Policies with Respect to Security Investments

      Effective November 1, 2006, the strategies for ING Balanced Fund, ING Growth and Income Fund, ING Growth Fund, ING Small Company Fund, ING Index Plus LargeCap Fund, ING Index Plus MidCap Fund, ING Index Plus SmallCap Fund, ING Strategic Allocation Conservative Fund, ING Strategic Allocation Growth Fund, ING Strategic Allocation Moderate Fund and ING 130/30 Fundamental Research Fund were amended to allow the Funds to invest in other investment companies in order to permit each fund to invest end-of-day cash balances into affiliated ING money market funds, including ING Institutional Prime Money Market Fund.